[AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 12, 2005]

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             Registration Statement
                        Under The Securities Act of 1933



                        MAINSOURCE FINANCIAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

                Indiana                                            35-1562245
    (State or other jurisdiction                               I.R.S. Employer
   of incorporation or organization)                        Identification No.)

                               201 North Broadway
                            Greensburg, Indiana 47240
                                 (812) 663-0157
               (Address, including zip code, and telephone number,
              including area code, of principal executive offices)

                               James L. Saner, Sr.
                               201 North Broadway
                            Greensburg, Indiana 47240
                                 (812) 663-0157
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies To:
Alan W. Becker, Esq.                              Tom W. Zook, Esq.
Bose McKinney & Evans LLP                         Lewis, Rice & Fingersh, L.C.
135 North Pennsylvania Street, Suite 2700         500 North Broadway, Suite 2000
Indianapolis, Indiana 46204                       St Louis, Missouri  63102
(317) 684-5000                                    (314) 444-7600



    Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
____________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
===============================================================
                                                                Proposed Maximum
     Title of Each Class of        Aggregate                    Amount of
     Securities to be Registered   Offering Price (1) (2)       Registration Fee
-------------------------------------------------- ----------------------------

Common Stock...................... $ 35,000,000
-------------------------------------------------------------------------------
Total..............................$ 35,000,000                 $ 4,911.50
=============================================================== ============

(1) Estimated solely for purposes of computing the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(2) Includes the offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.



     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                   SUBJECT TO COMPLETION, DATED APRIL 12, 2005

PROSPECTUS
                                     Shares

                       [MainSource Financial Group Logo]

                        MAINSOURCE FINANCIAL GROUP, INC.

                                  Common Stock


     We are offering and selling shares of our common stock. Our common stock is quoted on the Nasdaq National Market under the symbol "MSFG." On April 11, 2005, the last reported sale price for our common stock as reported by the Nasdaq National Market was $20.745 per share.

     Investing in our common stock involves risks which are more fully described in the "Risk Factors" section beginning on page 9.



                                                   Per Share             Total
Public Offering Price........................     $                $
Underwriting Discount............................ $                $
Proceeds, before expenses, to MainSource..........$                $

     This is a firm commitment underwriting. We have granted the underwriters a 30-day option to purchase up to an additional shares of our common stock to cover over-allotments, if any.

     These securities are not savings accounts, deposits or other obligations of any bank or savings association and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

     The underwriters expect that the shares of common stock will be delivered on or about ___________________________, 2005, subject to customary conditions.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


Stifel, Nicolaus & Company
      Incorporated
           Friedman Billings Ramsey
                   FTN Midwest Securities Corp.
                            Howe Barnes Investments, Inc.
                                           Ryan Beck & Co.

 ______________________________, 2005.

[The information in this prospectus is not complete and may be changed. We cannot sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.]

                        MainSource Financial Group, Inc.

                               Locations by County

[Map of Indiana and Illinois with counties highlighted to show where MainSource has branches]

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. Unless indicated otherwise, the information contained in this prospectus assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments. All references to "we," "MainSource" or the "Company" in this prospectus mean MainSource Financial Group, Inc. and all entities owned or controlled by MainSource Financial Group, Inc., except where it is made clear that the term means only the parent company.

                        MAINSOURCE FINANCIAL GROUP, INC.

     MainSource Financial Group, Inc. is a financial services holding company headquartered in Greensburg, Indiana. We operate through 60 banking offices, 54 in south-eastern and south-central Indiana and six in eastern Illinois, and eight separate insurance agency offices in Indiana. As of December 31, 2004, we had, on a consolidated basis, total assets of $1.55 billion, total loans (excluding loans held for sale) of $929 million, total deposits of $1.23 billion and total shareholders' equity of $123 million.

     We operate principally in markets considered non-metropolitan in nature where we believe our community-banking model gives us an advantage over larger competitors who may be less inclined to pursue market share in these often underserved, less urban markets. Many of our offices are on the outskirts of larger metropolitan areas such as Indianapolis, Cincinnati and Louisville. We strive to provide our customers with convenient broad-based products and services typically provided by larger financial organizations, while at the same time emphasizing local decision-making by our employees in each market area to better serve our customers. Many of our employees are long-time residents of the communities in which they work, and we believe their understanding of the local customers' expectations helps us effectively market our products and services in these communities. In addition to traditional loan and deposit products, we also provide investment brokerage, mortgage brokerage, mutual funds, wealth management, financial planning and title insurance products and services to our customers.

     We are continually presented with and seek out acquisition opportunities to enhance our banking franchise in the four-state region of Indiana, Illinois, Kentucky, and Ohio. We believe that there are potentially attractive acquisition opportunities in our target markets as a result of regulatory compliance challenges for smaller banks as well as the focus of larger national and regional banks on more urban markets. The proceeds of this offering will be primarily used to fund our acquisition of The Madison Bank & Trust Company announced in March 2005. Although we have no definitive acquisition plans other than Madison, we are currently reviewing several other acquisition opportunities, none of which to date has resulted in an agreement in principle or definitive terms.

     The following table shows our growth over the past five years in several key financial measures.

                                                               At and for the Years Ended December 31,
                                             ----------------------------------------------------------------------------
                                             ------------ -- ------------ -- ------------ -- ------------ -- ------------
                                                2004            2003            2002            2001            2000
                                             ------------    ------------    ------------    ------------    ------------
                                                            (Dollars in thousands, except per share data)
Net income.............................      $     16,793    $     15,305    $     14,011    $     11,177    $       9,854
Earnings per share (basic and diluted).             1.48            1.37            1.24            0.99            0.88
Book value per share...................            10.68            9.47            8.88            7.78            6.94
Total assets...........................        1,549,379       1,442,729       1,251,760       1,178,392       1,216,936
Loans, excluding held for sale.........          929,005         855,471         740,167         760,785         790,550
Total deposits.........................        1,226,367       1,191,310       1,034,307       1,014,687       1,053,570
Shareholders' equity...................          123,320         105,424          99,771          87,872          78,005

Key Operating Strengths

     We believe the following operating strengths position us for further growth and profitability:

o Full-Service, Community Banking Focus. We view our business as providing a wide array of financial products and services as well as traditional banking products to customers in principally non-metropolitan areas. By delivering these products and services through employees utilizing a personal, small-town touch, we believe we are able to compete effectively with the larger national and regional banks having branch operations in our markets. We have decentralized our management structure to facilitate personalized customer service, local decision-making and the customization of banking products to particular communities. We are currently consolidating our state charters and back-office banking operations so that local employees can focus more attention on customer service and marketing activities. We seek out employees in each geographic location who understand the values that differentiate their small town from others, in order to understand what is most important to our customers.

o Established Franchise. Our lead bank has been in business for over 125 years, and many of the banks we have acquired have similar long histories serving their communities. As of December 31, 2004, we had, on a consolidated basis, $1.55 billion in total assets, and we currently operate through 60 offices in 22 counties in Indiana and three counties in Illinois. Completion of our pending acquisition of The Madison Bank & Trust Company and subsequent anticipated branch closures will give us a total of 62 offices in 23 counties in Indiana.

o Core Deposit Base. We have a stable deposit base that provides us with consistent loan and investment funding while complementing our community banking focus and offering cross-selling opportunities for our insurance, wealth management and financial services and planning products. As of December 31, 2004, over 60% of our total deposits consisted of core (non-time) deposits, and less than 10% of our total deposits consisted of certificates of deposit greater than $100,000.

o Track Record of Successful Acquisitions. During the five-year period from January 1, 2000 to December 31, 2004, we completed acquisitions of the following banks, branches and insurance agencies:

                                                                  Total Assets     Total Net
                                                  Acquisition          at          Loans at            Total Deposits
              Acquired Entity                         Date        Consummation     Consummation        at Consummation
                                                 ---------------  --------------  ---------------      -----------------
                                                 ---------------
                                                                               (Dollars in thousands)

              Peoples Financial Corp.            June 2004             $119,214          $87,371           $ 99,717

              First Community Bancshares, Inc.   June 2003              156,220          114,819            115,481

              Branch in Vermillion County, IL    February 2003           19,739            6,426             19,653

              Branch in Lynn, IN                 August 2002             12,206            9,680             12,116

              Three branches in Vermillion
              County, IL                         July 2002               31,649            9,138             31,530

              Branch in Grant Park, IL           February 2002           20,509            3,240             20,401

              Vollmer & Associates, Inc.
              insurance agencies                 April 2001               1,037                --                  --

              First Affiliated Bancorp of
              Watseka, IL                        May 2000               131,137           67,921            115,689

              Two branches in Indianapolis, IN   September 2000          43,794                --             43,524


Business Strategy

     We operate under a broad, long-term strategy designed to improve our financial performance, expand our competitive position and enhance long-term shareholder value. We believe we can best promote long-term shareholder value by preserving our community-focused philosophy while we seek to expand in size and continue to offer a broad array of financial products and services to our customers.

     The major components of our business strategy are:

o Pursuing Strategic Acquisitions. Our strategy is to continue our growth through acquisitions in the four-state Midwest region of Indiana, Illinois, Kentucky, and Ohio. We announced plans to acquire The Madison Bank & Trust Company in March 2005, and we are currently reviewing several other acquisition opportunities, none of which has yet resulted in an agreement in principle or definitive terms. There can be no assurance at this stage that any of these current opportunities will result in an acquisition. Our ideal acquisition candidate is located in our targeted markets and has a strong local identity with deep, personal involvement in its communities, solid management and room for improvement in efficiency. Our goal is to improve the operations of these banks, add to their lending capacity and increase the variety of their product and service menus while retaining their local character. We believe this strategy provides us with a competitive advantage in smaller, community-banking markets since many smaller competitors do not offer the same range of financial products and services that we do. By retaining the local character of the banks we acquire, we believe they can maintain a connection to their markets that will allow us to compete more effectively with branches of larger national and regional banks in those markets.

o Allowing Local Management to Focus on Customer Service. Our goal is to allow our local management to concentrate on local customer service by consolidating and coordinating administrative functions to create increased efficiencies. During 2004, we announced a restructuring plan that will eventually lead to the consolidation of our Indiana banking charters into our lead bank, MainSource Bank. We project that this consolidation will be complete by the end of 2005 and will involve both a consolidation of back-office functions and a complete restructuring of existing management. The management structure will include geographical segmentation of the offices and will provide each defined area with a senior management team led by a regional president. Each team will provide local decisions and personalized service to the customers and employees in its markets and should allow for better coordination among offices and economies of scale in handling administrative functions.

o Increasing Non-Interest Income. An important part of our growth strategy entails increasing our non-interest income by providing a broad range of financial products and services. We understand that the non-metropolitan markets we target may not have the same growth potential as more urban markets. As a result, we are focusing on increasing our non-interest income in these markets by providing additional fee-based products and services in an effort to improve our revenue diversification, growth prospects and profitability. We currently offer our customers mortgage banking services, insurance and annuity products, wealth management services and financial services and planning, and our strategy entails more effectively marketing these products and services. Our non-interest income increased from $9.6 million in 2000 to $19.5 million in 2004.

                                  THE OFFERING

Common stock offered (1)....................                  shares.

Offering price per share                    $               .

Common stock to be outstanding
after the offering (1)(2)                                       shares.

Use of proceeds.....We intend to use approximately $30 million of the net proceeds we will receive from the offering to fund the purchase of The Madison Bank & Trust Company. We intend to use the remainder of the net proceeds for general corporate purposes, which may include capital contributions to our subsidiary banks or the funding of future acquisitions. Pending these uses, we may use all or a portion of the net proceeds to repay short-term indebtedness or invest such net proceeds in short-term financial instruments.

Risk factors....... See "Risk Factors" beginning on page 9 and other information included or incorporated by reference in this prospectus for a discussion of factors that you should carefully consider before investing in our common stock.

Dividends.......... Our quarterly dividends for the year ended December 31, 2004 totaled $0.476 per share. On February 22, 2005, we declared a dividend of $0.13 per common share, payable March 15, 2005 to shareholders of record on March 4, 2005.

Nasdaq National Market symbol..............."MSFG".
-----------------

(1) Assumes that the underwriters will not exercise their option to purchase up to an additional shares of our common stock to cover over-allotments, if any. If the underwriters exercise this option in full, shares of our common stock will be outstanding immediately after the offering. See "Underwriting."

(2) In addition to any shares that we may issue upon exercise of the underwriters' over-allotment option, the number of shares of our common stock described as being outstanding after this offering excludes up to:

        o 116,825 shares that we may issue upon the exercise of stock options outstanding as of December 31, 2004, at a weighted average exercise price of $18.36 (options for 39,371 of these shares were exercisable at December 31, 2004 at a weighted average exercise price of $17.09); and

        o 460,334 additional shares at December 31, 2004 that we may issue under our 2003 stock option plan.


                             OUR CONTACT INFORMATION

     Our corporate headquarters are located at 201 North Broadway, Greensburg, Indiana 47240, our telephone number is (812) 663-0157, and our internet address is www.mainsourcefinancial.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

                        SUMMARY HISTORICAL FINANCIAL DATA

     This information is derived from our audited consolidated financial statements for the years ended December 31, 2000 through 2004. You should read this information together with our historical consolidated financial statements, including the related notes. Our audited consolidated financial statements as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, are incorporated by reference in this prospectus. Our audited consolidated financial statements as of December 31, 2002, 2001 and 2000 and for each of the years in the two-year period ended December 31, 2001, are not included in this prospectus. All share and per share data has been adjusted for stock splits and stock dividends.


                                                             As of and for the Years Ended December 31,
                                             ----------------------------------------------------------------------------
                                             ------------ -- ------------ -- ------------ -- ------------ -- ------------
                                                2004            2003            2002            2001            2000
                                             ------------    ------------    ------------    ------------    ------------
                                                            (Dollars in thousands, except per share data)
Income Statement Data:
Interest income............................      $71,841         $67,605         $72,303         $84,545         $85,898
Interest expense...........................       21,839          23,373          27,253          42,777          46,809
                                             ------------    ------------    ------------    ------------    ------------
                                             ------------    ------------    ------------    ------------    ------------
   Net interest income.....................       50,002          44,232          45,050          41,768          39,089
Provision for loan losses..................          600           1,325           2,995           2,136           1,658
                                             ------------    ------------    ------------    ------------    ------------
                                             ------------    ------------    ------------    ------------    ------------
   Net interest income after                      49,402          42,907          42,055          39,632          37,431
     provision for loan losses.............
Noninterest income.........................       19,544          19,443          14,379          11,486           9,591
Noninterest expense........................       45,880          40,448          35,610          34,311          33,168
                                             ------------    ------------    ------------    ------------    ------------
                                             ------------    ------------    ------------    ------------    ------------
   Income before income tax................       23,066          21,902          20,824          16,807          13,854
Income tax.................................        6,273           6,597           6,813           5,630           4,000
                                             ------------    ------------    ------------    ------------    ------------
                                             ------------    ------------    ------------    ------------    ------------
   Net income..............................       16,793          15,305          14,011          11,177           9,854
                                             ============    ============    ============    ============    ============
                                             ============    ============    ============    ============    ============

Common Share Data (1):
Earnings per share (basic).................        $1.48           $1.37           $1.24           $0.99           $0.88
Earnings per share (diluted)...............         1.48            1.37            1.24            0.99            0.88
Book value per share.......................        10.68            9.47            8.88            7.78            6.94
Tangible book value per share (2)..........         6.61            5.75            6.59            5.76            4.83
Cash dividends declared per share (3)......        0.476           0.435           0.397           0.365           0.342
Dividend payout ratio (3)..................        32.28%           31.84%         32.01%          36.87%          41.82%
Weighted average shares outstanding (basic)   11,355,665      11,157,943      11,255,566      11,277,350      11,233,203
Weighted average shares outstanding
   (diluted)...............................   11,371,994      11,161,233      11,255,566      11,277,350      11,244,127
Shares outstanding at end of period........   11,534,377      11,128,507      11,234,530      11,288,222      11,245,125

Balance Sheet Data (at period end):
Total assets...............................   $1,549,379      $1,442,729      $1,251,760      $1,178,392      $1,216,936
Investment securities......................      428,686         425,542         351,143         276,304         294,395
Loans, excluding held for sale.............      929,005         855,471         740,167         760,785         790,550
Allowance for loan losses..................       11,698          11,509           9,517           8,894           8,716
Total deposits.............................    1,226,367       1,191,310       1,034,307       1,014,687       1,053,570
Borrowings.................................      157,256         102,759          72,164          39,886          49,618
Subordinated debentures....................       29,898          29,898          30,425          22,425          22,425
Shareholders' equity.......................      123,320         105,424          99,771          87,872          78,005





                                                             As of and for the Years Ended December 31,
                                             ----------------------------------------------------------------------------
                                             ------------ -- ------------ -- ------------ -- ------------ -- ------------
                                                2004            2003            2002            2001            2000
                                             ------------    ------------    ------------    ------------    ------------
                                                            (Dollars in thousands, except per share data)
Financial Performance Ratios:
Return on average assets...................        1.13%           1.14%           1.16%           0.93%           0.85%
Return on average common
   shareholders' equity....................       14.70           15.07           14.90           13.24           13.76
Net interest margin........................        3.87            3.73            4.16            3.87            3.70
Efficiency ratio (4).......................       64.99           63.40           58.90           62.87           67.12

Asset Quality Ratios (5):
Nonperforming assets to total loans and
   other real estate.......................        1.69%           2.01%           1.46%           1.56%           0.56%
Nonperforming assets to total assets.......        1.02            1.20            0.87            1.01            0.36
Net (recoveries) charge-offs to average
loans......................................        0.24            0.18            0.31            0.25            0.09
Allowance for loan losses to total loans
   (excluding held for sale)...............        1.26            1.35            1.29            1.17            1.10
Allowance for loan losses to nonperforming
   loans (6)...............................       83.31           77.65          119.86           79.61          218.67

Liquidity and Capital Ratios:
Loans to deposits..........................       75.75%          71.81%          71.56%          74.98%          75.04%
Average shareholders' equity to average
   total assets............................        7.67            7.57            7.77            7.04            6.20
Tangible equity to assets (7)..............        4.92            4.44            5.92            5.52            4.46
Leverage ratio.............................        6.98            5.99            7.55            7.37            6.73
Tier 1 risk-based capital ratio............       10.64            9.18           11.88           11.41            9.71
Total risk-based capital ratio.............       11.82           11.31           14.14           12.59           10.80

----------------------
(1) Adjusted for 5% stock dividends declared December 27, 2000, December 27, 2001, December 27, 2002, December 18, 2003 and December 29, 2004 and a three-for-two stock split declared April 19, 2004.

(2) Calculated by dividing total assets, less total liabilities, goodwill and core deposit intangibles, by shares outstanding at end of period.

(3) Consists of dividends paid by MainSource Financial Group without restatement for pooling of interests for 2000.

(4) Efficiency ratio is noninterest expense divided by net interest income on a fully tax equivalent basis plus noninterest income (excluding securities gains/losses). Income taxes are not part of this calculation.

(5) At period end, except for net (recoveries) charge-offs to average loans, which is for periods ended at such dates.

(6) Nonperforming loans consist of nonaccrual loans, loans contractually past due 90 days or more and restructured loans.

(7) Calculated by dividing total equity, less core deposit intangibles and goodwill, by total assets.

                                  RISK FACTORS

     You should carefully consider all of the information contained or incorporated by reference in this prospectus and, in particular, the following factors which describe particular risks in investing in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations may suffer. As a result, the price of our common shares could decline and you may lose part or all of your investment.

Our historical growth and financial performance trends may not continue if our acquisition strategy is not successful.

     Growth in asset size and earnings through acquisitions is an important and continuing part of our business strategy. As consolidation of the banking industry continues, the competition for suitable acquisition candidates may increase. We compete with other banking companies for acquisition opportunities, and many of these competitors have greater financial resources and acquisition experience than we do and may be able to pay more for an acquisition than we are able or willing to pay. We also may need additional debt or equity financing in the future to fund acquisitions. We may not be able to obtain additional financing or, if available, it may not be in amounts and on terms acceptable to us. We may use our common stock as the consideration for an acquisition or we may issue additional common stock and use the proceeds for the acquisition. Our issuance of additional securities will dilute your equity interest in us and may have a dilutive effect on our earnings per share. If we are unable to locate suitable acquisition candidates willing to sell on terms acceptable to us, or we are otherwise unable to obtain additional debt or equity financing necessary for us to continue our acquisition strategy, we would be required to find other methods to grow our business and we may not grow at the same rate we have in the past, or at all.

Acquisitions entail risks which could negatively affect our operations.

     Acquisitions involve numerous risks, including:

o difficulties in assimilating operations of the acquired institution and implementing uniform standards, controls, procedures and policies;

o    exposure  to  asset  quality  problems  of  the  acquired  institution;

o    maintaining  adequate  regulatory  capital;

o    diversion of management's attention from other business concerns;

o    risks and expenses of entering new geographic markets;

o potential significant loss of depositors or loan customers from the acquired institution;

o    loss of key employees of the acquired institution; and

o    exposure to undisclosed or unknown liabilities of an acquired institution.

     Any of these acquisition risks could result in unexpected losses or expenses and thereby reduce the expected benefits of the acquisition. Moreover, our failure to successfully integrate future acquisitions and manage our growth could adversely affect our business, results of operations, financial condition and future prospects.

Like most banking organizations, our business is highly susceptible to credit risk.

     As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that the collateral securing the payment of their loans (if any) may not be sufficient to assure repayment. Credit losses could have a material adverse effect on our operating results.

     As of December 31, 2004, our total loan portfolio was approximately $929 million or 60.0% of our total assets. Three major components of the loan portfolio are loans principally secured by real estate, approximately $643 million or 69.2% of total loans, other commercial loans, approximately $155 million or 16.7% of total loans, and consumer loans, approximately $108 million or 11.7% of total loans. Our credit risk with respect to our consumer installment loan portfolio and commercial loan portfolio relates principally to the general creditworthiness of individuals and businesses within our local market area. Our credit risk with respect to our residential and commercial real estate mortgage and construction loan portfolio relates principally to the general creditworthiness of individuals and businesses and the value of real estate serving as security for the repayment of the loans. A related risk in connection with loans secured by commercial real estate is the effect of unknown or unexpected environmental contamination, which could make the real estate effectively unmarketable or otherwise significantly reduce its value as security.

Our allowance for loan losses may not be sufficient to cover actual loan losses, which could adversely affect our earnings.

     We maintain an allowance for loan losses in an attempt to cover loan losses inherent in our loan portfolio. Additional loan losses will likely occur in the future and may occur at a rate greater than we have experienced to date. In determining the size of the allowance, our management makes various assumptions and judgments about the collectibility of our loan portfolio, including the diversification by industry of our commercial loan portfolio, the effect of changes in the local real estate market on collateral values, the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of charge-offs for the period, the amount of nonperforming loans and related collateral security, and the evaluation of our loan portfolio by an external loan review. If our assumptions and judgments prove to be incorrect, our current allowance may not be sufficient and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan portfolio. Federal and state regulators also periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs could have an adverse effect on our operating results and financial condition.

We rely heavily on our management and other key personnel, and the loss of any of them may adversely affect our operations.

     We are and will continue to be dependent upon the services of our management team, including James L. Saner, Sr., our President and Chief Executive Officer, Donald A. Benziger, our Senior Vice President and Chief Financial Officer, the presidents of our subsidiary banks and our other senior managers. The loss of either Mr. Saner or Mr. Benziger, or any of our other senior managers, could have an adverse effect on our growth and performance because of their skills, knowledge of the markets in which we operate and years of industry experience and the difficulty of promptly finding qualified replacement personnel. The loss of key personnel in a particular market could have an adverse effect on our performance in that market because it may be difficult to find qualified replacement personnel who are already located in or would be willing to relocate to a non-metropolitan market.

Significant interest rate volatility could reduce our profitability.

     Our results of operations are affected principally by net interest income, which is the difference between interest earned on loans and investments and interest expense paid on deposits and other borrowings. We cannot predict or control changes in interest rates. National, regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Board of Governors of the Federal Reserve System, affect market interest rates. While we have instituted policies and procedures designed to manage the risks from changes in market interest rates, at any given time our assets and liabilities will likely be affected differently by a given change in interest rates, principally because we do not match the maturities of our loans and investments precisely with our deposits and other funding sources. Changes in interest rates may also affect the level of voluntary prepayments on our loans and the level of financing or refinancing by customers. As of December 31, 2004, we had a negative interest rate gap of 27.35% of interest earning assets in the one-year time frame. Although this is within our internal policy limits, our earnings will be adversely affected in periods of rising interest rates because, during such periods, the interest expense paid on deposits and borrowings will generally increase more rapidly than the interest income earned on loans and investments. If such an interest rate increase occurred gradually, we would use our established procedures to attempt to mitigate the effects over time. However, if such an interest rate increase occurred rapidly, or interest rates exhibited volatile increases and decreases, we might be unable to mitigate the effects, and our net interest income could suffer significant adverse effects. While management intends to continue to take measures to mitigate interest rate risk, we cannot assure you that such measures will be entirely effective in minimizing our exposure to the risk of rapid changes in interest rates.

Changes in governmental regulation and legislation could limit our future performance and growth.

     We are subject to extensive state and federal regulation, supervision and legislation that govern almost all aspects of our operations, as well as any acquisitions we may propose to make. Any change in applicable federal or state laws or regulations could have a substantial impact on us, our subsidiary banks and our operations. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could reduce the value of your investment.

Our strategy to minimize Indiana state taxes on our investment portfolio may be unsuccessful.

     Since 2002, our Indiana state financial institutions taxes have been reduced by our use of subsidiaries we formed in the State of Nevada to hold the investment portfolios of two of our bank subsidiaries. Nevada has no state or local income tax, and we take the position that none of this income is subject to the Indiana financial institutions tax. For the year ended December 31, 2004, our net savings in Indiana tax from this arrangement (after federal tax) was approximately $600,000. Although management believes that this arrangement is permitted under Indiana law, and Indiana tax authorities have not challenged our tax returns in this regard, we understand that Indiana tax authorities have recently challenged a similar arrangement implemented by at least one other Indiana-based bank holding company. If we were not permitted to realize state tax savings from this arrangement, it would cause our net income after taxes to be lower in the future, and if Indiana tax authorities challenged our arrangement and were successful in assessing additional taxes, interest and penalties for prior years, we might be forced to take a special charge to our earnings in the amount of the assessment.

The  geographic   concentration   of  our  markets  makes  our  business  highly
susceptible to local economic conditions.

     Unlike larger banking organizations that are more geographically diversified, our operations are currently concentrated in 22 counties in Indiana and three counties in Illinois. As a result of this geographic concentration in two fairly contiguous markets, our financial results depend largely upon economic conditions in these market areas. A deterioration in economic conditions in one or both of these markets could result in one or more of the following:

     o    an increase in loan delinquencies;

     o    an increase in problem assets and foreclosures;

     o    a decrease in the demand for our products and services; and

     o a decrease in the value of collateral for loans, especially real estate, in turn reducing customers' borrowing power, the value of assets associated with problem loans and collateral coverage.

If we do not adjust to rapid changes in the financial services industry, our financial performance may suffer.

     We face substantial competition for deposit, credit and trust relationships, as well as other sources of funding in the communities we serve. Competing providers include other banks, thrifts and trust companies, insurance companies, mortgage banking operations, credit unions, finance companies, money market funds and other financial and nonfinancial companies which may offer products functionally equivalent to those offered by our banks. Competing providers may have greater financial resources than we do and offer services within and outside the market areas we serve. In addition to this challenge of attracting and retaining customers for traditional banking services, our competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is primarily a result of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. If we are unable to adjust both to increased competition for traditional banking services and changing customer needs and preferences, it could adversely affect our financial performance and your investment in our common stock.



                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. You can identify these statements from our use of words such as "plan," "forecast," "estimate," "project," "believe," "intend," "anticipate," "expect," "target," "likely," "will," "may" and similar expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

        o Our anticipated future acquisition strategies and our ability to implement those strategies effectively;

        o Risks from changes in general market rates of interest, changes in interest rates on competing investments, or changes in our cost of funds;

        o Risks from changes in the quality or composition of our loan and investment portfolios;

        o Unexpected changes in deposit flows, demand for our loan products, or demand for financial services in general;

        o Risks from changes in general economic conditions and changes in monetary and fiscal policies of the federal government;

        o Risks from legislative and regulatory initiatives or changes in accounting policies or guidelines; and

        o Other risks described in the "Risk Factors" section of this prospectus or contained elsewhere or incorporated by reference in this prospectus.

     Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this prospectus may not occur.


                               RECENT DEVELOPMENTS

Acquisition of The Madison Bank & Trust Company

     On March 10, 2005, we entered into a definitive agreement with National City Corporation to acquire one of its subsidiary banks, The Madison Bank & Trust Company, by means of the merger of Madison with our lead bank, MainSource Bank. We anticipate that at the time of consummation of the merger, Madison will have approximately $13 million in equity, approximately $51.2 million in loans, approximately $182 million in assets and approximately $169 million in deposits that we will assume. Madison currently operates four offices in Jefferson County, Indiana and one office in Ohio County, Indiana. We currently have offices in Jefferson County, and the acquisition will be our first entry into Ohio County. As a result of the proximity of certain Madison branches to our existing branches in Jefferson County, we expect to close one Madison branch and two of our branches following the merger.

     We have agreed to pay National City Corporation an amount equal to the sum of Madison's total equity capital, 7.54% of Madison's deposits and 6.00% of the book value of Madison's outstanding loans as of the date of closing. We estimate that the aggregate consideration we will pay to National City will be approximately $30 million. The transaction is subject to customary conditions including approval by regulatory authorities, and we expect it to close in the third quarter of 2005.

Disposition of Kentucky Insurance Operations

     On March 23, 2005, we sold the Owensboro, Kentucky office of MainSource Insurance, our insurance brokerage affiliate, to a group of management employees of that office. The sale included the transfer to the buyer of all customers associated with the Kentucky office. As a result of the geographic isolation of the Kentucky office from our banking offices, we determined that maintaining the Kentucky office did not fit within our business strategy. We do not believe that this sale will have a material impact on our financial condition or results of operations.


                                 USE OF PROCEEDS

     We estimate that the net proceeds from the sale in this offering of shares of our common stock, at an assumed offering price of $ per share, will be approximately $ million after deducting the underwriting discount and estimated offering expenses of $325,000.

     If the underwriters' over-allotment option is exercised in full, our net proceeds will be approximately $ . We presently intend to use approximately $30 million of the net proceeds to fund our acquisition of The Madison Bank & Trust Company and use the balance, if any, for general corporate purposes, which may include capital contributions to our subsidiary banks or the funding of future acquisitions. Pending these uses, we may use all or a portion of the net proceeds to repay short-term indebtedness or invest such net proceeds in short-term financial instruments.

                  PRICE RANGE OF OUR COMMON STOCK AND DIVIDENDS

     Our common stock is quoted on the Nasdaq National Market under the symbol "MSFG." The following table sets forth the high and low sale prices of our common stock for the periods indicated and the dividends paid per share during those periods. All share price and dividend information has been retroactively adjusted to reflect stock dividends and stock splits.

                                                                                                 Dividends
           Quarterly Period                                       High             Low           Per Share
                                                              -------------    ------------    --------------
                                                              -------------    ------------    --------------
           2005
              First Quarter...............................       $ 24.28          $ 20.86         $ 0.130
              Second Quarter (through April 11, 2005).....         22.19            20.50               --
           2004
              First Quarter...............................         23.49            19.53           0.114
              Second Quarter..............................         23.17            17.69           0.119
              Third Quarter...............................         20.66            16.40           0.119
              Fourth Quarter..............................         26.47            19.11           0.124
           2003
              First Quarter...............................         15.53            13.44           0.109
              Second Quarter..............................         15.72            13.77           0.109
              Third Quarter...............................         16.41            14.66           0.109
              Fourth Quarter..............................         20.31            15.81           0.109


     The last reported closing price of our common stock on the Nasdaq National Market on April 11, 2005 was $20.745 per share. As of April 11, 2005, we had 1,857 registered holders of our common stock.

     We have paid regular and uninterrupted quarterly cash dividends for over 14 years. We intend to continue to declare and pay quarterly dividends on our common stock. We cannot, however, be sure about the amounts of future dividends or our ability to declare and pay them because they depend on our earnings, financial condition, capital requirements, statutory and regulatory restrictions and other factors that our board of directors believes are important.

     Any dividends we declare and pay are largely dependent on the earnings of our subsidiary banks. Various banking laws applicable to our subsidiary banks limit the payment of dividends and other distributions by the banks to us and may therefore limit our ability to pay dividends on our common stock. If required payments on our outstanding subordinated debentures held by our unconsolidated subsidiary trusts are not made or suspended, we will be prohibited from paying dividends on our common stock. Regulatory authorities could impose administratively stricter limitations on the ability of our subsidiary banks to pay dividends to us if such limits were deemed appropriate to preserve capital adequacy requirements. In addition, the Board of Governors of the Federal Reserve System may impose restrictions on dividends we can pay to our shareholders.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of December 31, 2004 on an actual basis, on an as adjusted basis to give effect to the sale of shares of our common stock offered by this prospectus (assuming the underwriters' over-allotment option is not exercised), at an assumed offering price of $ per share and net of underwriting discounts and commissions and other estimated offering expenses, and on a pro forma basis to give effect to the offering and the proposed Madison acquisition at an assumed purchase price of $30 million. You should read this information together with our consolidated financial statements and related notes, which are incorporated by reference in this prospectus.

                                                                                   As of December 31, 2004
                                                                  ----------------------------------------------------------
                                                                  ---------------- -- ----------------- -- -----------------
                                                                      Actual           As Adjusted For         Pro Forma
                                                                                                            For the Madison
                                                                                                            Acquisition and
                                                                                                            As Adjusted For
                                                                                        the Offering         the Offering
                                                                  ----------------    -----------------    -----------------
                                                                                    (Dollars in thousands)

Indebtedness:
     Borrowings...............................................         $  157,256            $ 157,256        $     157,256
     Subordinated debentures..................................             29,898               29,898               29,898
                                                                  ----------------    -----------------    -----------------
                                                                  ----------------    -----------------    -----------------
Total indebtedness............................................            187,154              187,154              187,154
                                                                  ----------------    -----------------    -----------------
                                                                  ----------------    -----------------    -----------------

Shareholders' Equity:
     Preferred stock, no par value
         Authorized shares - 400,000
         Issued and outstanding shares - none.................                  --                    --                    --
     Common stock, $.50 stated value
         Authorized shares - 25,000,000
         Issued shares - 11,196,357
         Outstanding shares - 10,985,121                    ..              5,600
     Common stock to be distributed - 559,818 shares (1)......                280                  280                  280
     Treasury stock - 211,236 shares, at cost.................             (3,479)               (3,479)             (3,479)
     Additional paid-in capital...............................             73,451
     Retained earnings........................................             47,371               47,371
     Accumulated other comprehensive income...................                 97                   97
                                                                  ----------------    -----------------    -----------------
                                                                  ----------------    -----------------    -----------------
         Total shareholders' equity...........................            123,320
                                                                  ----------------    -----------------    -----------------
                                                                  ----------------    -----------------    -----------------
              Total capitalization............................          $ 310,474     $                    $
                                                                  ================    =================    =================
                                                                  ================    =================    =================

Consolidated Capital Ratios:
     Average equity to average total assets...................             7.67%                  %                    %
     Tangible equity to assets................................             4.92
     Leverage ratio...........................................             6.98
     Tier 1 risk-based capital ratio..........................            10.64
     Total risk-based capital ratio...........................            11.82
--------------
(1) Consists of shares to be distributed for a 5% share dividend declared
December 29, 2004 and paid January 15, 2005.

                                  UNDERWRITING

     Subject to the terms and conditions contained in an underwriting agreement dated , 2005, the underwriters named below, for whom Stifel, Nicolaus & Company, Incorporated is acting as representative, have severally agreed to purchase from us, and we have agreed to sell to them, an aggregate of shares of our common stock in the numbers set forth below opposite their respective names.


                                                                    Number of
            Underwriter                                             Shares
         -------------------------------------------------------- --------------

        Stifel, Nicolaus & Company, Incorporated.....................
        Friedman, Billings, Ramsey & Co., Inc........................
        FTN Midwest Securities Corp..................................
        Howe Barnes Investments, Inc.................................
        Ryan Beck & Co...............................................

                        Total . . . . . . . . . . . . . . . . . . . .


     Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares of our common stock in this offering, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of a non-defaulting underwriter may be increased or, in certain cases, the underwriting agreement may be terminated. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel including, without limitation, the authorization and the validity of the shares of our common stock, and to various other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions.

     The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $. per share of our common stock. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $. per share of our common stock to certain brokers and dealers. After the shares of our common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

     We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to additional shares of our common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. If the underwriters purchase any of the additional shares of our common stock under this option, each underwriter will be committed to purchase the additional shares of our common stock in approximately the same proportion allocated to such underwriter in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of our shares of common stock being offered.

     The following table shows the per share, total offering price of the shares offered, the total underwriting discounts and commissions that we will pay to the underwriters, and the proceeds we will receive before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares. See "Use of Proceeds" on page .

                                                                      Total if the Over-   Total if the Over-
                                                                      Allotment Option is  Allotment Option is
                                                          Per Share      Not Exercised      Exercised in Full
         Public offering price.........................        $                $                     $
         Underwriting discounts and commissions........
         Proceeds, before expenses, to us..............        $                $                     $

     We expect to incur expenses of approximately $325,000 in connection with this offering. These expenses are estimated to include printing costs of $150,000, legal fees of $100,000, accounting fees of $40,000 and miscellaneous expenses of $35,000.

     The offering of the shares of our common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the shares of our common stock.

     We, and our executive officers and directors, have agreed, for a period of 180 days after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative of the underwriters.

     We have agreed to indemnify the several underwriters against, or contribute to payments the underwriters may be required to make in respect of, several liabilities, including liabilities under the Securities Act of 1933.

     The common stock is traded on the Nasdaq National Market under the symbol "MSFG."

     In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the shares of our common stock during and after the offering.

        o Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

        o Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or by purchasing shares in the open market.

        o Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered through exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

        o Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when any shares of our common stock originally sold by that syndicate member are purchased in a stabilizing or syndicate cover transaction to cover syndicate short positions.

     The effect of these transactions may be to stabilize or maintain the market price of the shares of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the shares of our common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected in the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making during the period when Regulation M would otherwise prohibit market making activity by the participants in our common stock offering. Passive market making may occur during the business day before the pricing of our offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with the applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in our common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

     We recently engaged one of the underwriters, Howe Barnes Investments, Inc., to assist us in our review of an acquisition opportunity. Our review of this opportunity is in its early stages and no agreement in principle or definitive agreement exists, nor can there be any assurance that any acquisition will result from our review. We will owe Howe Barnes Investments, Inc. a customary fee for its services if this opportunity results in an acquisition. Affiliates of one of the other underwriters, FTN Midwest Securities Corp., also provide the following commercial lending and investment services to us and our subsidiaries, for which we have paid, and anticipate we will continue to pay, customary fees: a $3 million unsecured revolving credit facility which currently has no outstanding balance, and the provision of management services in connection with our bond portfolio. Under the rules of the NASD, Howe Barnes Investments, Inc.'s and FTN Midwest Securities Corp.'s compensation for such services may be considered by the NASD to be compensation for the sale of our common stock even though such compensation is not intended for or contingent upon the sale of our common stock. In addition, certain of the underwriters and their affiliates have provided from time to time, and may provide in the future, investment or commercial banking services for us or our affiliates for which they have received or expect to receive customary fees and commissions.

      FTN Midwest Securities Corp.'s predecessor was originally organized in 1996 and FTN Midwest Securities Corp. became registered as a broker-dealer in July 2002. Between January 2001 and July 2002, FTN Midwest Securities Corp. operated either as a division of a bank owned broker-dealer or as a stand alone bank owned broker-dealer. Many of FTN Midwest Securities Corp.'s management team and professionals have previously held management or supervisory positions with other investment banking organizations that are registered broker-dealers and have participated in publicly offered equity securities transactions. Neither FTN Midwest Securities Corp. nor its affiliates has any material relationship with us or any of our officers, directors or other controlling persons, except for FTN Midwest Securities Corp.'s contractual relationship with us under the terms of the underwriting agreement entered into in connection with this offering and except as described above.


                                  LEGAL MATTERS

     Bose McKinney & Evans LLP, Indianapolis, Indiana, will pass upon certain legal matters for us. Certain legal matters will be passed upon for the underwriters by Lewis, Rice & Fingersh, L.C., St. Louis, Missouri.

                                     EXPERTS

     The audited consolidated financial statements of MainSource Financial Group, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, and MainSource Financial Group, Inc. management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated by reference in this prospectus, have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as indicated in their reports with respect thereto and incorporated herein in reliance upon the authority of said firm as experts in giving said reports.



                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the following SEC public reference room:

              450 Fifth Street, N.W.
              Room 1024
              Washington, D.C. 20549

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC's Web Site at http://www.sec.gov.

     This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the shares of common stock to which this prospectus relates or the offering is otherwise terminated. We also specifically incorporate by reference any such filings made after the date of the initial registration statement and prior to effectiveness of the registration statement.

     1. Our Annual Report on Form 10-K (file no. 0-12422) for the year ended December 31, 2004, as amended.

     2. Our Current Reports on Form 8-K (file no. 0-12422) filed January 19, 2005, February 22, 2005, February 24, 2005 and March 10, 2005.

     3. The description of our common stock contained in our registration statement on Form 8-A (file no. 0-12422) as amended.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

              Investor Relations
              MainSource Financial Group, Inc.
              201 North Broadway
              Greensburg, Indiana 47240

              Telephone: (812) 663-0157




                                                                                                Shares
                    TABLE OF CONTENTS

                                                     Page
Prospectus Summary..................................3
Risk Factors........................................9                           [MainSource Financial Group Logo]
Special Note Regarding Forward-Looking
     Statements....................................12
Recent Developments................................13
Use of Proceeds....................................13                     MAINSOURCE FINANCIAL GROUP, INC.
Price Range of Our Common Stock and
     Dividends.....................................14
Capitalization.....................................15
Underwriting.......................................16                               Common Stock
Legal Matters......................................16
Experts............................................19
Where You Can Find More Information................19          -------------------------------------------
                                                                          PRICE $               PER SHARE
                                                               -------------------------------------------




o        You   should rely only on the information
     contained or incorporated by reference in this                          Stifel, Nicolaus & Company
     prospectus.  We have not, and the underwriters have                           Incorporated
     not, authorized  any other person to provide you
     with different information. If anyone provides you                     Friedman Billings Ramsey
     with different or inconsistent information, you
     should not rely on it.                                                 FTN Midwest Securities Corp.

o        We are not, and the underwriters are not,                         Howe Barnes Investments, Inc.
     making an offer to sell these securities in any
     jurisdiction  where  the offer or sale is not                              Ryan Beck & Co.
     permitted.

o        You  should assume that the information               --------------------------------------------
     appearing in this prospectus is accurate as of the                            Prospectus
     date on the front cover of this prospectus only.                                         , 2005
                                                               --------------------------------------------
o        This prospectus does not constitute an offer to
     sell, or the solicitation of an offer to buy, any
     securities other than the securities to which it
     relates.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

                Registration Fee..........................................$4,120
                Printing and Reproduction................................150.000
                Legal Fees and Expenses..................................100,000
                Accounting Fees and Expenses..............................40,000
                Miscellaneous.............................................30,880
                                                                        --------
                Total...................................................$325,000
                                                                         =======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     MainSource Financial Group, Inc. ("MainSource") is an Indiana corporation. MainSource's officers and directors are and will be indemnified under Indiana law and the Restated Articles of Incorporation and Amended and Restated Bylaws of MainSource against certain liabilities. Chapter 37 of The Indiana Business Corporation Law (the "IBCL") requires a corporation, unless limited by its articles of incorporation, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. MainSource's Articles of Incorporation do not contain any provision limiting such indemnification.

     The IBCL also permits a corporation to indemnify a director, officer, employee or agent who is made a party to a proceeding because the person was a director, officer, employee or agent of the corporation against liability incurred in the proceeding if (i) the individual's conduct was in good faith and
(ii) the individual reasonably believed (A) in the case of conduct in the individual's official capacity with the corporation that the conduct was in the corporation's best interests and (B) in all other cases that the individual's conduct was at least not opposed to the corporation's best interests and (iii) in the case of a criminal proceeding, the individual either (A) had reasonable cause to believe the individual's conduct was lawful or (B) had no reasonable cause to believe the individual's conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.

     MainSource's Restated Articles of Incorporation require it to provide indemnification to its officers and directors to the fullest extent authorized by the IBCL and to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding as authorized by the IBCL. MainSource's Restated Articles of Incorporation also authorize it to maintain insurance at its expense to protect itself and any of its directors, officers, employees or agents or those of another corporation, partnership, joint venture, trust or other entity against expense, liability or loss, whether or not MainSource would have the power to indemnify such person against such expense, liability or loss under the IBCL. MainSource currently maintains officer and director liability insurance.

     MainSource's Amended and Restated Bylaws contain indemnification provisions to substantially the same effect as in the Restated Articles of Incorporation.

     MainSource has entered into Indemnification Agreements with its directors and executive officers pursuant to which MainSource is obligated to indemnify such directors and executive officers to the fullest extent permitted by law, to advance expenses incurred in defending indemnified claims and to cover each such director or executive officer with directors' and officers' liability insurance to the maximum extent of the coverage available for any of Mainsource's directors or officers. The agreements also require any legal action by or on behalf of MainSource or any affiliate of MainSource against such directors and executive officers or their spouses, heirs, executors or personal representatives to be brought within two years from the date of accrual of the cause of action, unless a shorter limitations period is provided by law.

ITEM 16.  EXHIBITS.

    The following exhibits are filed with this Registration Statement:

     1     Underwriting Agreement*

     5 Opinion and consent of Bose McKinney & Evans LLP regarding legality of the securities being registered.*

     23    Consent of Crowe Chizek and Company LLC.

     24    Powers of Attorney.

---------------
* To be filed by amendment.


ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby further undertakes that:

           (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Indianapolis, Indiana, on the 12th day of April, 2005.

                                   MAINSOURCE FINANCIAL GROUP, INC.


                                  By:  /s/ James L. Saner, Sr.
                                       ---------------------------------------
                                       James L. Saner, Sr.
                                       President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated as of the 12th day of April, 2005.

               SIGNATURE                                  TITLE

/s/ James L. Saner, Sr.
-------------------------------
James L. Saner, Sr.              Director, President and Chief Executive Officer
                                                   (Principal Executive Officer)

Donald A. Benziger*
------------------------------
Donald A. Benziger             Senior Vice President and Chief Financial Officer
                                                   (Principal Financial Officer)

James M. Anderson*
------------------------------
James M. Anderson                                      Controller
                                                  (Principal Accounting Officer)

Robert E. Hoptry*
------------------------------
Robert E. Hoptry                              Director and Chairman of the Board

William G. Barron*
------------------------------
William G. Barron                                      Director

Dale J. Deffner*
------------------------------
Dale J. Deffner                                        Director

Douglas I. Kunkel*
------------------------------
Douglas I. Kunkel                                      Director

Philip A. Frantz*
------------------------------
Philip A. Frantz                                       Director

Rick S. Hartman*
------------------------------
Rick S. Hartman                                        Director

* By:   /s/ James L. Saner, Sr.
        ----------------------------
        James L. Saner, Sr.
        Attorney-in-Fact